Exhibit 99.1

FOR IMMEDIATE RELEASE

EARNINGS RELEASE

Silicom Reports Q3 2020 Financial Results

- Revenues Up 18% to $28.4M With $0.41 Non-GAAP EPS -

KFAR SAVA, Israel, October 29, 2020 - Silicom Ltd. (NASDAQ: SILC), a leading provider of high-performance networking and data infrastructure solutions, today today reported its financial results for the third quarter and nine months ended September 30, 2020.

Financial Results

Third Quarter: Silicom’s revenues for the third quarter of 2020 totalled $28.4 million, a sequential increase of 23% compared with $23.0 million for the second quarter of 2020 and an 18% increase compared with Q3 2019.

On a GAAP basis, net income for the quarter totalled $2.1 million, or $0.29 per diluted share ($0.30 per basic share), up 60% compared sequentially with $1.3 million, or $0.18 per share (basic and diluted), for the second quarter of 2020, and up 10% compared with the third quarter of 2019.

On a non-GAAP basis (as described and reconciled below), net income for the quarter totalled $2.9 million, or $0.41 per share (basic and diluted), a 59% sequential increase compared with $1.8 million, or $0.26 per share (basic and diluted), for the second quarter of 2020, and up 15% compared with the third quarter of 2019.

First Nine Months: Silicom’s revenues for the first nine months of 2020 totalled $73.5 million compared with $79.7 million for the first nine months of 2019.

On a GAAP basis, net income for the period totalled $4.9 million, or $0.68 per share (basic and diluted), compared with $7.8 million, or $1.03 per share (basic and diluted), for the first nine months of 2019.

On a non-GAAP basis (as described and reconciled below), net income for the period totalled $7.0 million, or $0.98 per share (basic and diluted), compared with $9.5 million, or $1.24 per diluted share ($1.25 per basic share), for the first nine months of 2019.

Guidance for the Fourth Quarter

While remaining cautious due to the continued uncertainty of the market environment, improved visibility leads Management to project revenues of $30 to $31 million for the fourth quarter of 2020.

Comments of Management

Shaike Orbach, Silicom’s President and CEO, commented, “We are pleased to report strong results for the third quarter, with revenues above our original guidance and strong profits despite the Covid macro environment. This demonstrates the ongoing power of our business platform, including our significant SD-WAN design wins, partnerships with software vendors, collaboration with Intel and our extensive pipeline, to drive ongoing growth for our company.”

Mr. Orbach continued, “Our success in the SD-WAN market has been driven by the disaggregation concept, which is based on the decoupling of hardware and software in a variety of deployment scenarios.  Now that this concept has become a trend and extended to the Mobile world, it has created a strategic tangent market for us: disaggregation of the infrastructure of 4G and 5G mobile operators. As such, we are extremely excited by our first penetration into this new market - a Tier-1 mobile operator’s selection of our architecture for next-generation Distribution Units (DUs) to use in its field trials of a network with decoupled software and hardware components. These DUs will take advantage of the full range of our related expertise, including in x86, Time Synchronization, Offload Acceleration and FPGAs.

“This win demonstrates our unique ability to provide integrated solutions for this complex market, thereby opening the door to huge parallel opportunities. In fact, we have already been approached for discovery discussions with many of the world’s major telcos and independent software manufacturers, as well as server manufacturers exploring the potential of integrating our acceleration and time synchronization cards into their new disaggregated products.”

Mr. Orbach concluded, “While sales processes in this world are very long, given the current level of interest, trials, evaluation POs and other dynamics, we believe it is just a matter of time until this Mobile market becomes a highly significant new growth driver for Silicom. We are investing heavily and feel confident that substantial rewards will follow.”

Conference Call Details
Silicom’s Management will host an interactive conference today, October 29th, at 9am Eastern Time (6am Pacific Time, 3pm Israel Time) to review and discuss the results.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link is under the investor relations’ webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642
ISRAEL: 03 918 0610
INTERNATIONAL:  +972 3 918 0610
At: 9:00am Eastern Time, 6:00am Pacific Time, 3:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

***

Non-GAAP Financial Measures

This release, including the financial tables below, presents other financial information that may be considered "non-GAAP financial measures" under Regulation G and related reporting requirements promulgated by the Securities and Exchange Commission as they apply to our company. These non-GAAP financial measures exclude compensation expenses in respect of options and RSUs granted to directors, officers and employees, as well as taxes on amortization of acquired intangible assets. Non-GAAP financial measures should be evaluated in conjunction with, and are not a substitute for, GAAP financial measures. The tables also present the GAAP financial measures, which are most comparable to the non-GAAP financial measures as well as reconciliation between the non-GAAP financial measures and the most comparable GAAP financial measures. The non-GAAP financial information presented herein should not be considered in isolation from or as a substitute for operating income, net income or per share data prepared in accordance with GAAP.

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to improve performance and efficiency in Cloud and Data Center environments, Silicom’s solutions increase throughput, decrease latency and boost the performance of servers and networking appliances, the infrastructure backbone that enables advanced Cloud architectures and leading technologies like NFV, SD-WAN and Cyber Security. Our innovative solutions for high-density networking, high-speed fabric switching, offloading and acceleration, which utilize a range of cutting-edge silicon technologies as well as FPGA-based solutions, are ideal for scaling-up and scaling-out cloud infrastructures.

Silicom products are used by major Cloud players, service providers, telcos and OEMs as components of their infrastructure offerings, including both add-on adapters in the Data Center and stand-alone virtualized/universal CPE devices at the edge.

Silicom’s long-term, trusted relationships with more than 170 customers throughout the world, its more than 400 active Design Wins and more than 300 product SKUs have made Silicom a “go-to” connectivity/performance partner of choice for technology leaders around the globe.

For more information, please visit: www.silicom.co.il

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the company's control, which may cause actual results, performance, or achievements of the company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, Silicom's increasing dependence for substantial revenue growth on a limited number of customers in the evolving cloud-based, SD-WAN, NFV and Edge markets, the speed and extent to which solutions are adopted by these markets, likelihood that Silicom will rely increasingly on customers which provide solutions in these evolving markets, resulting in an increasing dependence on a smaller number of larger customers, difficulty in commercializing and marketing of Silicom's products and services, maintaining and protecting brand recognition, protection of intellectual property, competition, disruptions to our manufacturing and development along with general disruptions to the entire world economy relating to the spread of the novel coronavirus (COVID-19) and other factors detailed in the company's periodic filings with the Securities and Exchange Commission. These forward-looking statements can generally be identified as such because the context of the statement will include words, such as “expects,” “should,” “believes,” “anticipates” or words of similar import. Similarly, statements that describe future plans, objectives or goals are also forward-looking statements. In light of significant risks and uncertainties inherent in forward-looking statements, the inclusion of such statements should not be regarded as a representation by the company that it will achieve such forward-looking statements. The company disclaims any duty to update such statements, whether as a result of new information, future events, or otherwise.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft GK Investor Relations Tel: +1 646 201 9246 E-mail: silicom@gkir.com

-- FINANCIAL TABLES FOLLOW –

Silicom Ltd. Consolidated Balance Sheets

(US$ thousands)

	September 30,	December 31,
	2020	2019

Assets

Current assets
Cash and cash equivalents	$23,337	$16,469
Short-term bank deposits	5,000	13,542
Marketable securities	39,876	14,045
Accounts receivables: Trade, net	16,733	24,936
Accounts receivables: Other	9,399	4,964
Inventories	53,199	36,491
Total current assets	147,544	110,447

Marketable securities	18,399	46,542
Assets held for employees’ severance benefits	1,658	1,640
Deferred tax assets	1,676	1,798
Property, plant and equipment, net	3,818	3,574
Intangible assets, net	2,651	1,718
Right of Use	3,246	3,783
Goodwill	25,561	25,561
Total assets	$204,553	$195,063

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable	$22,381	$16,419
Other accounts payable and accrued expenses	18,296	8,823
Lease Liabilities	1,159	1,090

Total current liabilities	41,836	26,332

Lease Liabilities	2,110	2,693
Liability for employees’ severance benefits	3,025	2,910
Deferred tax liabilities	305	205

Total liabilities	47,276	32,140

Shareholders' equity
Ordinary shares and additional paid-in capital	59,221	57,152
Treasury shares	(20,603)	(8,009)
Retained earnings	118,659	113,780
Total shareholders' equity	157,277	162,923

Total liabilities and shareholders' equity	$204,553	$195,063

Silicom Ltd. Consolidated Statements of Operations

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2020	2019	2020	2019
Sales	$28,385	$24,104	$73,500	$79,733
Cost of sales	19,071	15,720	49,343	52,495
Gross profit	9,314	8,384	24,157	27,238

Research and development expenses	4,186	3,873	11,848	11,352
Selling and marketing expenses	1,666	1,575	4,601	4,896
General and administrative expenses	1,067	995	2,959	3,072
Total operating expenses	6,919	6,443	19,408	19,320

Operating income (loss)	2,395	1,941	4,749	7,918

Financial income, net	369	361	1,609	1,086
Income (Loss) before income taxes	2,764	2,302	6,358	9,004
Income taxes	677	407	1,479	1,191
Net income (loss)	$2,087	$1,895	$4,879	$7,813

Basic income (loss) per ordinary share (US$)	$0.30	$0.25	$0.68	$1.03

Weighted average number of ordinary shares used to compute basic income per share (in thousands)	7,058	7,506	7,173	7,561

Diluted income (loss) per ordinary share (US$)	$0.29	$0.25	$0.68	$1.03

Weighted average number of ordinary shares used to compute diluted income per share (in thousands)	7,088	7,551	7,205	7,614

Silicom Ltd. Reconciliation of Non-GAAP Financial Results

(US$ thousands, except for share and per share data)

	Three-month period		Nine-month period
	ended September 30,		ended September 30,
	2020	2019	2020	2019

GAAP gross profit	$9,314	$8,384	$24,157	$27,238
(1) Share-based compensation (*)	128	108	408	330
Non-GAAP gross profit	$9,442	$8,492	$24,565	$27,568

GAAP operating income (loss)	$2,395	$1,941	$4,749	$7,918
Gross profit adjustments	128	108	408	330
(1) Share-based compensation (*)	635	462	1,543	1,457
Non-GAAP operating income	$3,158	$2,511	$6,700	$9,705

GAAP net income (loss)	$2,087	$1,895	$4,879	$7,813
Operating income adjustments	763	570	1,951	1,787
(2) Taxes on amortization of acquired intangible assets	68	69	202	(142)
Non-GAAP net income	$2,918	$2,534	$7,032	$9,458

GAAP net income (loss)	$2,087	$1,895	$4,879	$7,813
Adjustments for Non-GAAP cost of sales	128	108	408	330
Adjustments for Non-GAAP Research and development expenses	266	219	694	682
Adjustments for Non-GAAP Selling and marketing expenses	186	119	416	375
Adjustments for Non-GAAP General and administrative expenses	183	124	433	400
Adjustments for Non-GAAP Income taxes	68	69	202	(142)
Non-GAAP net income	$2,918	$2,534	$7,032	$9,458

GAAP basic income (loss) per ordinary share (US$)	$0.30	$0.25	$0.68	$1.03
(1) Share-based compensation (*)	0.10	0.08	0.27	0.24
(2) Acquisition-related adjustments	0.01	0.01	0.03	(0.02)
Non-GAAP basic income per ordinary share (US$)	$0.41	$0.34	$0.98	$1.25

GAAP diluted income (loss) per ordinary share (US$)	$0.29	$0.25	$0.68	$1.03
(1) Share-based compensation (*)	0.11	0.08	0.27	0.23
(2) Acquisition-related adjustments	0.01	0.01	0.03	(0.02)
Non-GAAP diluted income per ordinary share (US$)	$0.41	$0.34	$0.98	$1.24

(*) Adjustments related to share-based compensation expenses according to ASC topic 718 (SFAS 123 (R))